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SEC [barcode] OMMISSION
9

11015219

SEC FILE NUMBER
8-68283

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING
RECEIVED
FEB 2 5 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidequity, Inc

FIDEQUITY INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Broadway, 12TH Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner, Sipkin CPAs LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

3/9/2011

OATH OR AFFIRMATION

I, *IAN SCHULER,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *FIDEQUITY, INC., as of DECEMBER 31, 2010,* are true and correct.

I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

Managing Director
Title

X ______________________
Notary Public

CARLOS M. CARVAJAL
NOTARY PUBLIC - STATE OF NEW YORK
REG. NO. 02CA6042401
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 22, 20

11/20/17

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIDEQUITY INC.
(a wholly owned subsidiary of Fidequity Limited)

Statement of Financial Condition

Pursuant to Rule 17a – 5 of the Securities and Exchange Act of 1934

DECEMBER 31, 2010

Contents

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Fidequity Inc.
1515 Broadway – 12th Floor
New York, NY 10036

We have audited the accompanying statement of financial condition of Fidequity Inc. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fidequity Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 21, 2011

FIDEQUITY INC.
Statement of Financial Condition
December 31, 2010

Assets

Cash	$ 59,438
Advisory fee receivable	18,955
Security deposit	2,832
Total Assets	$ 81,225

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$ 19,178
Accrued expenses	17,482
Total Liabilities	36,660
Stockholders' equity	
Class A Shares with no par value, 200 shares authorized, 100 shares issued and outstanding	1
Class B Shares with no par value, 100 shares authorized, issued and outstanding	1
Additional paid-in capital	304,923
Retained earnings (deficit)	(260,360)
Total stockholders' equity	44,565
Total liabilities and stockholders' equity	$ 81,225

See notes to financial statements

NOTE 1 - ORGANIZATION

Fidequity Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Fidequity, Ltd. (the "Parent"), a private limited company incorporated under the laws of England and Wales. The Company was established to engage in brokerage activity in connection with advisory and the sale of primary and secondary private placements of securities to customers. The Company became a registered broker dealer and admitted as a member of FINRA on March 5, 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes in accordance with GAAP. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The net operating loss carryforwards give rise to a deferred tax asset of approximately $91,000. However, the Company has determined that a valuation allowance of $91,000 against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB guidance related to "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3 – RELATED PARTY TRANSACTIONS

Under a servicing agreement, the Parent pays a fee to the Company for services performed for the Parent. Such amounts are included as servicing fee income in the Statement of Operations.

NOTE 4 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a lease expiring November 30, 2011. In connection with this lease, the Company has given the lessor a deposit of $2,832 that will remain with the lessor until the end of the lease. The Company does not earn interest on the rental deposit. The approximate future minimum annual lease payment for the year ending December 31, 2011 is $14,000.

NOTE 5 – CONCENTRATION

Virtually all of the Company's assets are held by one financial institution. Cash in a bank account, at times, may exceed federally insured limits.

NOTE 6 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies its counterparties against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 – SHARE CAPITAL AND DIVIDEND DISTRIBUTIONS

The aggregate number of shares which the Company is authorized to issue is two hundred (200) Class A shares without par value, of which 100 are issued and outstanding at December 31, 2010, and one hundred (100) Class B shares without par value, all of which are issued and outstanding at December 31, 2010. The Class B shareholder receives dividend distributions ranging from 35% to 97% of certain net income earned b y the Company. During the year ended December 31, 2010, no dividends were declared or paid to the shareholders.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company, as a member of the FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first 12 months of operations (15 to 1 thereafter). At December 31, 2010, the Company's net capital was approximately $23,000 which was approximately $18,000 in excess of its minimum requirement of approximately $5,000. The ratio of aggregate indebtedness to net capital, at December 31, 2010 was 1.61 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions on a fully disclosed basis with a clearing broker.

NOTE 9 – SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2010 through the date of issuance and has determined that no such events occurred that require disclosure and/or adjustment to the financial statements.